UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of July 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless’ EM9190 5G Module Rapidly Integrated by Mobile Viewpoint into Its New Mobile Video Encoder

Sierra Wireless’ IoT expertise and global carrier relationships enable Mobile Viewpoint to bring their next-generation 5G mobile video encoder to market quickly

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 8, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a leading IoT solutions provider, today announced that its EM9190 5G New Radio (NR) embedded module has been integrated into Mobile Viewpoint’s new Agile Ultra 5G mobile encoder. Mobile Viewpoint is among the first companies to bring to market a 5G mobile encoder able to remotely transmit live 4K Ultra-High-Definition (UHD) video from sporting, news, and other outside events.

In addition to the EM9190 module itself, Sierra Wireless and its partner, Alcom electronics, offered Mobile Viewpoint the 5G expertise, technical support, and global Mobile Network Operators (MNO) relationships they needed to rapidly integrate the EM9190 module into their encoder and get the encoder quickly certified by MNOs worldwide.

“A fast and secure 5G module that could be easily integrated into the Agile Ultra 5G was a key component of our go-to-market strategy for the encoder. As our trusted partner, Sierra Wireless provided us with a secure, high-performance module, the integration support and global carrier relationships we needed to realize this strategy,” said Michel Bais, Managing Director at Mobile Viewpoint. “Sierra Wireless helped us meet our aggressive launch timeline for the Agile Ultra 5G, and deliver our broadcasting and other customers a secure 5G mobile video encoder that they can start using today.”

Powered by the EM9190, the Agile Ultra 5G mobile encoder enables broadcasters, video production companies, first responders, and security services to remotely manage live 4K UHD video production from a central location without compromising on video reliability or quality. This allows them to avoid sending production personnel and Outside Broadcast (OB) vehicles on-site to events, emergencies, or other locations, significantly reducing their video production costs.

CP Communications, a live event production solutions provider headquartered in St Petersburg, Florida, partnered with Mobile Viewpoint to test its Agile Ultra 5G mobile encoder in the United States. The CEO of CP Communications, Kurt Heitmann, thinks 5G will accelerate the broadcasting market’s use of cellular networks for remote video production at live events.

“The roll-out of new 5G networks, and introduction of new mobile encoders like the Sierra Wireless-powered Mobile Viewpoint Agile Ultra 5G, are going to lead a lot more content creators to adopt cellular broadcasting solutions,” said Heitmann. “Today, content creators want to gather high-definition live video content from everywhere. With 5G they have the bandwidth and latency they need to remotely stream content from stadiums, city streets, and moving vehicles back to their control rooms and production facilities. Thanks to 5G, we are developing remote controlled broadcast solutions for live motorsport events that were simply not possible before. 5G is creating new business opportunities for us – it is as simple as that.”

“5G is rapidly transforming the world of live outdoor video production and Mobile Viewpoint is at the forefront in driving this transformation,” said Jim Ryan, Senior Vice President of Partnerships, Marketing and IoT Solutions at Sierra Wireless. “With innovative solutions that enable these types of next-generation video and other IoT applications, Sierra Wireless delivers its customers the 5G connectivity they need to unlock more value in the connected economy.”

The EM9190 is currently available globally from Sierra Wireless’ global network of partners.

For more information, visit:
https://www.sierrawireless.com/products-and-solutions/embedded-solutions/5g-iot/
https://www.sierrawireless.com/products-and-solutions/embedded-solutions/networking-modules/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit https://www.sierrawireless.com/company/image-gallery/

About Mobile Viewpoint

With global customers including major broadcasters and TV production companies, Mobile Viewpoint has been global innovators in mobile live streaming solutions for Outside Broadcast and security solutions. With over 10 years of broadcast experience, they continue to innovate their WMT mobile encoders for live streaming over 4G and 5G, and continue as a world leader in developing AI solutions for automated news and sports productions. Based in the Netherlands, customers include BBC, Sky News, Al-Arabiya and the Premier League as well as range of law enforcement and emergency first responders. For more information visit: https://mobileviewpoint.com

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT deployment whether it is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the trusted partner globally to deliver your next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: July 08, 2021